BYLAWS

OF

METAIYE MEDIA INC.

A Wyoming corporation

BYLAWS

OF

METAIYE MEDIA INC.

(the "Company")

A Wyoming corporation

ARTICLE I
OFFICES

Section 1.   **Registered Office**. The registered office shall be maintained at such place as the Board of Directors shall determine from time to time.

Section 2.   **Other Offices**. The corporation may also have offices at such other places both within and without the State of Wyoming as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

STOCKHOLDERS

Section 1.   **Annual Meeting.** Annual meetings of the stockholders, shall be held at such time as may be set by the board of directors (the "Board") of the Company from time to time, at which the stockholders shall elect by vote a Board and transact such other business as may properly be brought before the meeting.

Section 2.   **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the President or the Secretary by resolution of the Board or at the request in writing of stockholders owning a majority of the entire capital stock of the Company issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 3.   **Place of Meetings**. All annual meetings of the stockholders shall be held at the registered office of the Company or at such other place within or without the State of Wyoming as the Board shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Wyoming as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4.   **Quorum; Adjourned Meetings**. The holders of a majority of the stock issued and outstanding and entitled to vote threat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote threat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 5. **Voting**. Each stockholder of record of the Company holding stock which is entitled to vote at this meeting shall be entitled at each meeting of stockholders to one vote for each share of stock standing in such stockholder's name on the books of the Company. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Upon the existence of a quorum at any meeting and unless the statutes or the Certificate of Incorporation provide for a different proportion, (a) the election of directors is approved by the vote of the holders of a plurality of the votes cast in person or represented by proxy, and (b) any matter other than the election of directors is approved if the number of votes cast in favor of the matter exceeds the number of votes cast in opposition to the matter.

Section 6. **Proxies**. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, the voting of the shares or other securities that are subject to the proxies shall be as follows: (a) if only one votes, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide; (b) if more than one votes, then the majority of such votes binds all of the persons so designated unless the instrument shall otherwise provide; or (c) if more than one votes and the vote is evenly split, then each faction may vote the shares or other securities in question proportionately. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspector(s) of election who shall be appointed by the Board, or if not so appointed, then by the presiding officer of the meeting.

Section 7. **Action Without Meeting.** Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Certificate of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

Section 8. **Electronic Communication**. Notwithstanding any other provision set forth in these Bylaws, to the extent permissible under applicable law, any consent, approval, proxy or other items provided by any shareholder, may be provided by electronic mail or any other commercially acceptable means of electronic communication. The receipt of any consent, approval, proxy or other item from a shareholder, by electronic mail or other means of electronic communication, shall be deemed signed by such shareholder and valid for all purposes.

ARTICLE III
DIRECTORS

Section 1. **Management of Company**. The business of the Company shall be managed by its Board which may exercise all such powers of the Company and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. **Number, Tenure, and Qualifications**. The number of directors may be not less than one (1) nor more than seven (7), and shall be set, and may be changed, from time to time, by action of the Board. The directors shall be elected at the annual meeting of the stockholders and, except as provided in these Bylaws, each director elected shall hold office until such director's successor is elected and qualified. Directors need not be stockholders.

Section 3. **Vacancies; Removal**. Vacancies in the Board, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until such director's successor is elected at an annual or a special meeting of the stockholders. The holders of no less than 50% of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in the Secretary's absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director(s), or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

If the Board accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

Section 4. **Annual and Regular Meetings**. Annual and regular meetings of the Board shall be held at any place within or without the State of Wyoming which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, annual and regular meetings shall be held at the registered office of the Company. Regular meetings of the Board may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board.

Section 5. **First Meeting**. The first meeting of each newly elected Board shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board.

Section 6. **Special Meetings**. Special meetings of the Board may be called by the Chairman or the President or by any Vice-President or by any two directors. Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least three days prior to the time of the holding of the meeting. In case such notice is hand-delivered as above provided, it shall be so delivered at least 24 hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 7.	**Business of Meetings**. The transactions of any meeting of the Board, however called and noticed or wherever held, shall be as valid as though taken at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8.	**Quorum; Adjourned Meetings**. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Certificate of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 9.	**Committees**. The Board may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board, each committee to consist of at least one or more of the directors of the Company which, to the extent provided in the resolution, shall have and may exercise the power of the Board in the management of the business and affairs of the Company. Such committee or committees shall have such name or names as may be determined from time to time by the Board. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member of the committee. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee. The committees shall keep regular minutes of their proceedings and report the same to the Board.

Section 10.	**Action Without Meeting**. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 11.	**Special Compensation**. The directors may be paid their expenses of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

Section 12. **Electronic Communication**. Notwithstanding any other provision set forth in these Bylaws, to the extent permissible under applicable law, any consent, approval or other items provided by any director, may be provided by electronic mail or any other commercially acceptable means of electronic communication. The receipt of any consent, approval or other item from a director, by electronic mail or other means of electronic communication, shall be deemed signed by such director and valid for all purposes.

ARTICLE IV
NOTICES

Section 1. **Notice of Meetings**. Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than 10 nor more than 60 days before such meeting. If mailed, it shall be directed to a stockholder at such stockholder's address as it appears upon the records of the Company and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership or limited liability company shall constitute delivery of such notice to such corporation, association, partnership or limited liability company. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2. **Effect of Irregularly Called Meetings**. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. **Waiver of Notice**. Whenever any notice whatever is required to be given under the provisions of the statutes, of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 4. **Electronic Communication**. Notwithstanding any other provision set forth in these Bylaws, to the extent permissible under applicable law, any notices required to be provided to directors or shareholders pursuant to these Bylaws or applicable law, may be provided by electronic mail, or any other commercially acceptable means of electronic communication, and shall be deemed given, received and delivered on the date sent.

ARTICLE V

OFFICERS

Section 1   **Election**. The officers of the Company shall be chosen by the Board and shall be a President, a Secretary, a Treasurer and such other officer with such titles and duties as the Board may determine, none of whom need be directors. Any person may hold one or more offices. The Board may appoint a Chairman of the Board, Vice-Chairman of the Board, one or more Vice Presidents, Assistant Treasurers, and Assistant Secretaries.

Section 2.   **Chairman of the Board**. The Chairman of the Board shall preside at meetings of the stockholders and the Board, and shall see that all orders and resolutions of the Board are carried into effect.

Section 3.   **Vice Chairman of the Board**. The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board may from time to time prescribe.

Section 4.   **President**. The President shall be the chief operating officer of the Company and shall have active management of the business of the Company. The President shall execute on behalf of the Company all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board to some other officer or agent of the Company.

Section 5.   **Vice-President**. The Vice-President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. The Vice-President shall perform such other duties and have such other powers as the President or the Board may from time to time prescribe. The Board may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 6.   **Secretary**. The Secretary shall act under the direction of the President. Subject to the direction of the President, the Secretary shall attend all meetings of the Board and all meetings of the stockholders and record the proceedings. The Secretary shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be prescribed by the President or the Board.

Section 7.   **Assistant Secretaries**. The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board may from time to time prescribe.

Section 8.   **Treasurer**. The Treasurer shall act under the direction of the President. Subject to the direction of the President, the Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all monies and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Company as may be ordered by the President or the Board, taking proper vouchers for such disbursements, and shall render to the President and the Board, at its regular meetings, or when the Board so requires, an account of all transactions as Treasurer and of the financial condition of the Company.

If required by the Board, the Treasurer shall give the Company a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of such person's office and for the restoration to the Company, in case of such person's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in such person's possession or under such person's control belonging to the Company.

Section 9. **Assistant Treasurers**. The Assistant Treasurers in the order of their seniority, unless otherwise determined by the President or the Board, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board may from time to time prescribe.

Section 10. **Compensation**. The salaries and compensation of all officers of the Company shall be fixed by the Board.

Section 11. **Removal; Resignation**. The officers of the Company shall hold office at the pleasure of the Board. Any officer elected or appointed by the Board may be removed at any time by the Board. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise shall be filled by the Board.

ARTICLE VI

CAPITAL STOCK

Section 1. **Certificates**. The board of directors may authorize the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series. If the Board authorizes the issuance of stock certificates, the certificate shall be signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company, certifying the number of shares owned by such person in the Company. If the Company shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full, summarized, or otherwise referred to on the face or back of the certificate which the Company shall issue to represent such stock.

If a certificate is signed (a) by a transfer agent other than the Company or its employees or (b) by a registrar other than the Company or its employees, the signatures of the officers of the Company may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the Company, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 2. **Surrendered; Lost or Destroyed Certificates**. The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require and/or give the Company a bond in such sum as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost or destroyed.

Section 3.   **Replacement Certificates**. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company, if it is satisfied that all provisions of the laws and regulations applicable to the Company regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4.   **Record Date**. The Board may fix in advance a date not exceeding 60 days nor less than 10 days preceding the date of any meeting of stockholders, or the date for the payment of any distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such distribution, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Company after any such record date fixed as aforesaid.

Section 5.   **Registered Owner**. The Company shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the Company shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Wyoming.

ARTICLE VII

GENERAL PROVISIONS

Section 1.   **Registered Office**. The registered office of the Company shall be in the State of Wyoming. The Company may also have offices at such other places both within and without the State of Wyoming as the Board may from time to time determine or the business of the Company may require.

Section 2.   **Distribution**. Distribution upon the capital stock of the Company, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 3.   **Reserves**. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the Company or for such other purpose as the directors shall think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 4.   **Checks; Notes**. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

Section 5.   **Fiscal Year**. The fiscal year of the Company shall be fixed by resolution of the Board.

Section 6.   **Corporate Seal**. The Company may have a corporate seal, as may from time to time be determined by resolution of the Board. If a corporate seal is adopted, it shall have inscribed thereon the name of the Company and the words "Corporate Seal" and "Wyoming". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE VIII

INDEMNIFICATION

Section 1.   **Indemnification of Officers and Directors, Employees and Other Persons**. Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person of whom that person is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Wyoming from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Company. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

Section 2.   **Insurance**. The Board may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Company would have the power to indemnify such person.

Section 3.   **Further Bylaws**. The Board may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the laws of the State of Wyoming.

ARTICLE IX

AMENDMENTS

Section 1. **Amendments by Stockholders**. These Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote for the election of directors.

Section 2. **Amendments by Board**. The Board by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board.

Adopted by the corporation on December 1, 2020



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Dele Atanda, Secretary